UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No __)1

MAP VII Acquisition, Inc.
----------------------------
(Name of Issuer)

Common Stock, par value $.0001 per share
------------
(Title of Class of Securities)

[NONE]
---------
(CUSIP Number)

Lawrence E. Koehler
SENK VII LLC
1372 Shermer Road
Northbrook, Illinois 60062
Telephone: (847) 509-3711

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 25, 2007
---------------
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. [NONE]
-------------------
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SENK VII LLC 71-1017700
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,375,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95%[2]
14	TYPE OF REPORTING PERSON CO

2 On the basis of 2,500,000 issued and outstanding shares of Common Stock of the Company, as reported on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007.

CUSIP No. [NONE]
-------------------
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS I. Steven Edelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 2,375,000
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 2,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%[3]
14	TYPE OF REPORTING PERSON IN

3 On the basis of 2,500,000 issued and outstanding shares of Common Stock of the Company, as reported on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007; I. Steven Edelson, as the Chairman, a Director and the owner of 20% of SENK VII LLC (“SENK VII”), may be deemed to indirectly beneficially own the shares held by SENK VII, as he shares power to vote and dispose the securities of SENK VII.

CUSIP No. [NONE]
-------------------
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lawrence E. Koehler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 2,375,000
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 2,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%[4]
14	TYPE OF REPORTING PERSON IN

4 On the basis of 2,500,000 issued and outstanding shares of Common Stock of the Company, as reported on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007. Lawrence E. Koehler, as the Chief Financial Officer, a Director and the owner of 20% of SENK VII, may be deemed to indirectly beneficially own the shares held by SENK VII, as he shares power to vote and dispose the securities of SENK VII.

CUSIP No. [NONE]
-------------------
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ronald M. Lambert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 2,375,000
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 2,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%[5]
14	TYPE OF REPORTING PERSON IN

5 On the basis of 2,500,000 issued and outstanding shares of Common Stock of the Company, as reported on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007. Ronald M. Lambert, as the President, Secretary, a Director and the owner of 20% of SENK VII, may be deemed to indirectly beneficially own the shares held by SENK VII, as he shares power to vote and dispose the securities of SENK VII.

CUSIP No. [NONE]
-------------------
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael A. Reinsdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 2,375,000
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 2,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%[6]
14	TYPE OF REPORTING PERSON IN

6 On the basis of 2,500,000 issued and outstanding shares of Common Stock of the Company, as reported on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007. Michael A. Reinsdorf, as the owner of 20% of SENK VII, may be deemed to indirectly beneficially own the shares held by SENK VII, as he shares power to vote and dispose the securities of SENK VII.

CUSIP No. [NONE]
-------------------

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS C.A. Nathaniel Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 2,375,000
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 2,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%[7]
14	TYPE OF REPORTING PERSON IN

7 On the basis of 2,500,000 issued and outstanding shares of Common Stock of the Company, as reported on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007. C.A. Nathaniel Kramer, as the owner of 20% of SENK VII, may be deemed to indirectly beneficially own the shares held by SENK VII, as he shares power to vote and dispose the securities of SENK VII.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock), of MAP VII Acquisition, Inc., the issuer, a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 1372 Shermer Road, Northbrook, Illinois 60062.

Item 2. Identity and Background.

This statement is being filed by SENK VII LLC (“SENK VII“) and Messrs. I. Steven Edelson, Lawrence E. Koehler, Ronald M. Lambert, Michael A. Reinsdorf and C.A. Nathaniel Kramer (collectively with SENK VII, the “Reporting Persons”).

SENK VII is an Illinois limited liability company whose principal office is located at 1372 Shermer Road, Northbrook, Illinois 60062, and is a holding company dedicated to investing in public entities.

Steven Edelson is a citizen of the United States whose business address is as SENK VII. Mr. Edelson is the Chairman and a Director of SENK VII and he currently owns 20% of SENK VII. Mr. Edelson also serves as the Chairman and a Director of the Company.

Lawrence E. Koehler is a citizen of the United States whose business address is as SENK VII. Mr. Koehler is the Chief Financial Officer and a Director of SENK VII and he currently owns 20% of SENK VII. Mr. Koehler also serves as the Chief Financial Officer and a Director of the Company.

Ronald M. Lambert is a citizen of the United States whose business address is as SENK VII. Mr. Lambert is the President, the Secretary and a Director of SENK VII and he currently owns 20% of SENK VII. Mr. Lambert also serves as the President, the Secretary and a Director of the Company.

Michael A. Reinsdorf is a citizen of the United States whose address is 695 Birch Road, Glencoe, IL 60022. Mr. Reinsdorf currently owns 20% of SENK VII.

C.A. Nathaniel Kramer is a is a citizen of the United States whose address is 32 East 64th Street, New York, NY 10021. Mr. Kramer currently owns 20% of SENK VII.

Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

SENK VII acquired directly from the Company 2,375,000 shares of Common Stock at an aggregate price of $237.5, or $0.0001 per share. The source of funding this purchase was working capital. Each of the Reporting Persons, other than SENK VII, acquired directly from the Company 25,000 shares of Common Stock at an aggregate price of $2.5, or $0.0001 per share, paid out of each private fund.

Item 4. Purpose of Transaction. None.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,500,000 shares of Common Stock, representing 100% of the number of 12,500,000 issued and outstanding shares of Common Stock of the Company as reported by the Company on Form 10-SB and filed with the Securities and Exchange Commission on March 26, 2007.

As of the date hereof, SENK VII is the beneficially owner of 95% of the shares of Common Stock of the Company and each of Messrs. I. Steven Edelson, Lawrence E. Koehler, Ronald M. Lambert, Michael A. Reinsdorf and C.A. Nathaniel Kramer is a beneficially owner of 1% of the Company and may be deemed to indirectly beneficially own an aggregate of 2,400,000 shares of Common Stock, representing approximately 96% of the outstanding shares of Common Stock of the Company.

Each of Messrs. I. Steven Edelson, Lawrence E. Koehler, Ronald M. Lambert, Michael A. Reinsdorf and C.A. Nathaniel Kramer disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by SENK VII, except for (i) the indirect interest of I. Steven Edelson by virtue of being the Chairman, a Director and the owner of 20% of SENK VII, and his direct interest by virtue of being an owner of 1% of SENK VII, (ii) the indirect interest of Lawrence E. Koehler by virtue of being the Chief Financial Officer, a Director and the owner of 20% of SENK VII, and his direct interest by virtue of being an owner of 1% of SENK VII, (iii) the indirect interest of Ronald M. Lambert by virtue of being the President, Secretary, a Director and the owner of 20% of SENK VII, and his direct interest by virtue of being an owner of 1% of SENK VII, (iv) the indirect interest of Michael A. Reinsdorf by virtue of being the owner of 20% of SENK VII, and his direct interest by virtue of being an owner of 1% of SENK VII, and (v) the indirect interest of C.A. Nathaniel Kramer by virtue of being the owner of 20% of SENK VII, and his direct interest by virtue of being an owner of 1% of SENK VII.

(b) SENK VII has the sole power to vote or direct the vote of 2,375,000 shares of Common Stock and the sole power to dispose of or to direct the disposition of such shares of Common Stock.

Each of Messrs. I. Steven Edelson, Lawrence E. Koehler, Ronald M. Lambert, Michael A. Reinsdorf and C.A. Nathaniel Kramer has the sole power to vote or direct the vote of 25,000 shares of Common Stock and the sole power to dispose of or to direct the disposition of such shares of Common Stock and the shared power to vote or direct the vote of 2,375,000 share of Common Stock and the shared power to dispose of or to direct the disposition of such shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s equity securities during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURES
----------

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2007

SENK VII LLC

/s/ Lawrence E. Koehler
By: Lawrence E. Koehler
Title: Chief Financial Officer

/s/ I. Steven Edelson
By: I. Steven Edelson

/s/ Lawrence E. Koehler
By: Lawrence E. Koehler

/s/ Ronald M. Lambert
By: Ronald M. Lambert

/s/ Michael A. Reinsdorf
By: Michael A. Reinsdorf

/s/ C.A. Nathaniel Kramer
By: C.A. Nathaniel Kramer

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: May 25, 2007

SENK VII LLC

/s/ Lawrence E. Koehler
By: Lawrence E. Koehler
Title: Chief Financial Officer

/s/ I. Steven Edelson
By: I. Steven Edelson

/s/ Lawrence E. Koehler
By: Lawrence E. Koehler

/s/ Ronald M. Lambert
By: Ronald M. Lambert

/s/ Michael A. Reinsdorf
By: Michael A. Reinsdorf

/s/ C.A. Nathaniel Kramer
By: C.A. Nathaniel Kramer